[BLANK ROME LLP LETTERHEAD]

Phone:	215-569-5530
Fax:	215-832-5530
Email:	stokes@blankrome.com

January 6, 2012

BY EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-4041

Re:	Special Opportunities Fund, Inc. (the “Fund”) (File No. 811-07528) Registration Statement on Form N-2 filed pursuant to the Securities Act of 1933

Ladies and Gentlemen:

On behalf of our client, the Fund, transmitted herewith is a copy of the Registration Statement on Form N-2, including exhibit, for filing under the Securities Act of 1933.  This filing is identical to that made on December 7, 2011, other than the date of the independent auditor’s consent which has been updated to be current.  On December 7, 2011, this Registration Statement was filed under the Investment Company Act of 1940, but was not properly filed under the Securities Act of 1933, as was intended.   The sole purpose of today’s filing is to correct this inadvertent omission and effectively file this Registration Statement under the Securities Act of 1933.

The filing fee for this Registration Statement has been transmitted to you.

Should you have any questions or comments regarding the above, please phone me at (215) 569-5530 or Thomas R. Westle at (212) 885-5239.

Very truly yours,

/s/ Mary Stokes

MARY STOKES